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                                                                    EXHIBIT 2
NEWS RELEASE


                        FOR: MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.

                        FOR FURTHER INFORMATION CONTACT:

                                        Gregory N. Waters
                                        Executive Vice President
                                        Chief Financial Officer
                                        (770) 442-6640

                                        Margaret Schaeffer
                                        Investor Relations
                                        (770) 442-6640

FOR IMMEDIATE RELEASE

                  MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC
                        DECLARES DIVIDEND DISTRIBUTION
                       OF COMMON SHARE PURCHASE RIGHTS

        ATLANTA, GEORGIA, APRIL 25, 1996 - Mountasia Entertainment International, Inc. (NASDAQ/NMS: FUNN) announced today that the Board of Directors have declared a dividend distribution of one Common Share Purchase Right on each outstanding share of its common stock

        Mr. L. Scott Demerau, Chief Executive Office of Mountasia Entertainment International, Inc., stated: "The Rights are designed to assure that all of the Mountasia's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other hostile tactics to gain control of Mountasia Entertainment International, without paying all shareholders the full value of their investment."

        The Rights will be exercisable only if a person or group acquires 20% or more of Mountasia Entertainment International's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 20% or more of the common stock. Each Right will entitle shareholders to buy one share of common stock at an exercise price of $12.50.

        If Mountasia Entertainment International is acquired in a merger or other business combination transaction after a person has acquired 20% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common stock shares having a market value of twice such price. In addition, if a person or group acquires 20% or more of Mountasia Entertainment International's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the right's then-current exercise price, a number of Mountasia Entertainment International's common shares having market value of twice such price.

        Following the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one common stock per Right.

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        Prior to the acquisition by a person or group of beneficial ownership of 20% or more of the Company's common stock (and for ten days thereafter), the rights are redeemable for one cent per Right at the option of the Board of Directors.

        The Board of Directors is also authorized to reduce the 20% thresholds referred to above to no less than 10%.

        Mr. Demerau further commented, "The Rights are intended to enable all Mountasia Entertainment International, Inc. shareholders to realize the long-term value of their investment in the Company. They will not prevent a takeover; however, they should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover."

        The dividend distribution will be made on May 6, 1996, payable to shareholders of record on that date. The Rights will expire on May 6, 2006. The Rights distribution is not taxable to shareholders.

        Headquartered in Atlanta, Georgia, Mountasia Entertainment International, Inc., is a leader in the family entertainment center industry, with 53 company owned or licensed family fun centers located in the United States and four other countries. Mountasia has been publicly traded since November, 1993.

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